                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          OUTLET COMMUNICATIONS, INC.
                                (Name of issuer)

                      CLASS A COMMON STOCK, $.01 PAR VALUE
                         (Title of class of securities)

                                  69-111-10-9
                                 (CUSIP number)

                    James F. Quinn, Executive Vice President
                  Morristown Memorial Health Foundation, Inc.
                               95 Madison Avenue
                           Morristown, NJ 07962-1956
                                 (201) 971-7003

                 (Name, address and telephone number of person
               authorized to receive notices and communications)


                               September 21, 1995
                      (Date of event which requires filing
                               of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the transaction which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

CUSIP No. 69-111-10-9                13D                   Page 2 of 10 Pages



     1     NAME OF PERSON
           MORRISTOWN MEMORIAL HEALTH FOUNDATION, INC.
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           22-3392808

     2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                                    (a)    [ ]

                                                                                              (b)    [X]


     3     SEC USE ONLY


     4     SOURCE OF FUNDS*
            NOT APPLICABLE

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)

     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           NEW JERSEY

                                7     SOLE VOTING POWER
                                        -0-
  NUMBER OF SHARES
  BENEFICIALLY OWNED BY         8     SHARED VOTING POWER
  EACH REPORTING PERSON                 4,073,376
  WITH
                                9     SOLE DISPOSITIVE POWER
                                        1,900

                               10     SHARED DISPOSITIVE POWER
                                         -0-

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            4,073,376

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                    [ ]

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            61.9%

    14     TYPE OF PERSON REPORTING*
            00

                     * SEE INSTRUCTIONS BEFORE FILLING OUT





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

         GENERAL. This Schedule 13D is filed by Morristown Memorial Health Foundation, Inc. (the "Filing Person"). The Filing Person may be deemed to be a member of a group for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as described in Item 5 below, however the Filing Person does not, by reason of the filing of this Schedule 13D, thereby admit it has become a member of a "group" within the meaning of
Section 13(d).

ITEM 1.  SECURITY AND ISSUER.

                 This Schedule 13D relates to the shares of Class A Common Stock, par value $.01 per share (the "Common Stock"), of Outlet Communications, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 23 Kenney Drive, Cranston, Rhode Island 02920.

ITEM 2.  IDENTITY AND BACKGROUND.

                 a.       Morristown Memorial Health Foundation, Inc.

                 b.       Business address:  95 Madison Avenue, Morristown,
                          NJ 07962-1956

                 c. The Filing Person is a non-profit corporation that qualifies under Section 501(c)(3) of the Internal Revenue Code.

                 d., e. During the last five years, neither the Filing Person nor any of its executive officers and trustees (identified below in this Item 2) have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to any such laws.

                 f.       New Jersey

Richard P. Oths is president of the Filing Person. Mr. Oths is also the president and chief executive officer of Morristown Memorial Hospital. His principal business address is 95 Madison Avenue, Morristown, NJ 07962-1956.

James F. Quinn is the executive vice-president of the Filing Person. His principal business address is 95 Madison Avenue, Morristown, NJ 07962-1915.

Christopher H. Fallon is the treasurer of the Filing Person. Mr. Fallon is the Senior Vice President of Finance at Morristown Memorial Hospital. His principal business address is 95 Madison Avenue, Morristown, NJ 07962-1956.

Kenneth R. Adler is a trustee of the Filing Person. Mr. Adler is an internist in private practice. His principal business address is 261 James Street, Suite 1B, Morristown, NJ 07960.

William D. Baird, Jr. is a trustee of the Filing Person. Mr. Baird is the president of Chemical Bank. His principal business address is P.O. Box 1091, East Brunswick, NJ 08816-1091.

Nicholas A. Cameron is a trustee of the Filing Person. Mr. Cameron is now retired. His principal address is 5 Noe Avenue, Madison, NJ 07940.

Rene Castenschiold is a trustee of the Filing Person. Mr. Castenschiold is the president of LCR Consulting Engineers, P.A., P.O. Box Two, Green Village, NJ 07935.

Jane Clow is a trustee of the Filing Person. Mrs. Clow is a homemaker. Her principal address is 10 Indian Hollow Road, Mendham, NJ 07945

Madolyn Dallas is a trustee of the Filing Person. Mrs. Dallas is a homemaker. Her principal address is 21 Eagle Nest Rd., Morristown, NJ 07960

Joseph S. Frelinghuysen, Jr. is a trustee of the Filing Person. He is the president of J. S. Frelinghuysen Company. His principal address is 5 Cold Hill Road South, Suite 26, Mendham, NJ 07945.

Neil Gagnon is a trustee of the Filing Person. He is a partner at Gilder, Gagnon & Company. His principal business address is 1775 Broadway, New York, NY 10019.

Arthur Ginsburg, M.D. is a trustee of the Filing Person. He is a doctor with the Adult and Pediatric Urology Group within The Medical Group. His principal business address is 261 James Street, Suite 3A, Morristown, NJ 07960.

Sandra Longley, R.N is a trustee of the Filing Person. She is a registered nurse at Morristown Memorial Hospital within the Infection Control department. Her principal business address is 100 Madison Avenue, Morristown, NJ 07962-1956.

Clifford L. Michel is a trustee of the Filing Person. He is a partner at the law firm of Cahill, Gordon & Reindel. His principal business address is 80 Pine Street, New York, NY 10005.

Dale G. Potter is a trustee of the Filing Person. He is the president of Growth Bank. His principal business address is 1500 Route 202, P.O. Box 401, Basking Ridge, NJ 07920.

Frederic C. Reynolds, Jr. is a trustee of the Filing Person. He is a senior vice president at Arnhold and S. Bleichroeder, Inc. His principal business address is 45 Broadway, 29th Floor, New York, NY 10006.

Lawrence B. Stein, M.D. is a trustee of the Filing Person. He is a gastroenterologist. His principal business address is 101 Old Short Hills Road, West Orange, NJ 07052.

John Stockman, M.D. is a trustee of the Filing Person. He is a doctor. His principal business address is at Post House Road, Morristown, NJ 07960

Thomas C. Wajnert is a trustee of the Filing Person. He is the chairman of the board of directors and chief executive officer of AT&T Capital Corporation.
His principal business address is 44 Whippany Road, Morristown, NJ 07962-1983.

Stephen F. Wang, M.D. is a trustee of the Filing Person. Mr. Wang is the vice president of academic affairs at Morristown Memorial Hospital. His principal business address is 100 Madison Avenue, Morristown, NJ 07962-1956.

Richard M. Weinberg, M.D. is a trustee of the Filing Person. Mr. Weinberg is a doctor. His principal business address is 29 De Hart Street, Morristown, NJ 07960.

Thomas P. Welsh is a trustee of the Filing Person. Mr. Welsh is a partner in the real estate firm of Krauser, Welsh, Sorich & Cirz, Inc. His principal business address is 161 Madison Avenue, Morristown, NJ 07962-2135

         All of the above-mentioned individuals are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 The Filing Person acquired the Common Stock pursuant to a charitable gift and therefore no funds or other consideration were used to acquire the Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

                 The securities are being held by the Filing Person for investment purposes only. The Filing Person has no present intention to seek to acquire or otherwise control the Company.

                 The Filing Person may from time to time make additional purchases of securities of the Company in either open market or privately negotiated transactions, depending on the Filing Person's evaluation of the Company's business, prospects and financial condition, the market for such securities, other investment opportunities available to the Filing Person, the condition and prospects of the Filing Person's own businesses, the general condition of the economy and of the securities markets and other future developments. Depending on the same factors, such persons may from time to time decide to sell or otherwise dispose of their holdings of securities of the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                 (a) The Filing Person is the direct beneficial owner of 1,900 shares of the Common Stock, representing approximately .03% of the outstanding Common Stock, based on the 6,579,631 shares of Common Stock outstanding on June 30, 1995 as reported by the Company's Form 10-Q for the quarterly period ended June 30, 1995.

                 By virtue of the Stockholders' Agreement described in Item 6 of this Schedule 13D, the Filing Person may be deemed to be the indirect beneficial owner of approximately 4,073,376 shares of the Common Stock held by the parties to such agreement. The Filing Person disclaims beneficial ownership of the shares of Common Stock that are owned by the other parties to the Stockholders' Agreement.

                 (b) See the Filing Person's responses to Items 7, 8, 9 and 10 on the cover page to this Schedule 13D, which responses are incorporated herein by reference.

                 (c) The Filing Person does not own any other shares of the Company and has not purchased or sold any shares in the past 60 days.

                 (d)  Not applicable.

                 (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 The Filing Person is a party to that certain Stockholders' Agreement, dated December 10, 1986, as amended (the "Stockholders' Agreement"), with respect to shares of the Common Stock owned by it. The Stockholders' Agreement requires, among other matters, that the stockholders vote their shares to fix the number of directors of the Company at fourteen and elect as directors five persons designated by certain stockholders affiliated with the Company's management (the "Management Stockholders") and nine persons designated by the Wesray Stockholders (as defined in the Stockholders' Agreement).

                 The Stockholders' Agreement also provides for each stockholder and Mutual Benefit Insurance Company not to sell any securities to a buyer who would as a result of such purchase own more than 50% of the outstanding Common Stock of the Company unless prior to such sale the buyer agrees to be bound by the Stockholders' Agreement and affords each stockholder the opportunity to sell a pro rata portion of his shares on the same terms and conditions.

                 The Stockholders' Agreement terminates on the earlier of (i) July 30, 1996; (ii) the date that the Wesray Stockholders, Management Stockholders and Mutual Benefit Insurance Company own an aggregate of less than 50% of the Company's issued and outstanding Common Stock; and (iii) the date of an event of bankruptcy or insolvency of the Company or Outlet Broadcasting, Inc. or foreclosure or similar actions or proceedings by the Company's senior lender.

                 By virtue of the provisions of the Stockholders' Agreement, the Filing Person may be deemed for purposes of Section 13(d) under the Exchange Act, to be a member of a "group" and to have indirectly acquired beneficial ownership of the shares of the Company held by the other parties to the agreement and to share the voting power of the shares of Common Stock of the Company held by such other parties to such agreement. The Filing Person disclaims beneficial ownership of the shares of Common Stock that are directly owned by each other party to the Stockholders' Agreement. The Stockholders' Agreement has been filed as an exhibit hereto and the parties to such Stockholders' Agreement are listed on the signature pages thereof.

                 Except as described herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between any person and the Filing Person with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                 1. Stockholders' Agreement, dated December 10, 1986, by and among the Company, Outlet Broadcasting, Inc. and the persons named therein (incorporated by reference from Exhibit 10.2 to Outlet Broadcasting, Inc.'s Registration Statement on Form S-1, Registration No. 33-62292).

                 2. Amendment No. 1, dated as of December 1, 1987, to the Stockholders' Agreement (incorporated by reference from Exhibit 10.3 to Outlet Broadcasting, Inc.'s Registration Statement on Form S-1, Registration No. 33-62292).

                 3. Agreement dated July 26, 1988, by and among the Company, Outlet Broadcasting, Inc. and the persons named therein amending the Stockholders' Agreement (incorporated by reference from Exhibit 10.4 to Outlet Broadcasting, Inc.'s Registration Statement on Form S-1, Registration No. 33-62292).

                 4. Joinder in Company's Stockholders' Agreement dated as of September 21, 1995 by and between the Filing Person and the Company.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 28, 1995              Morristown Memorial Health
                                       Foundation, Inc.


                                       By:  /s/ James F. Quinn
                                           -------------------------
                                       Name: James F. Quinn
                                       Title: Executive Vice President

                                   JOINDER IN
                          OUTLET COMMUNICATIONS, INC.
                            STOCKHOLDERS' AGREEMENT


        In consideration of the transfer to Morristown Memorial Health Foundation, Inc. (the "Transferee") of 1,900 shares of Common Stock, par value $.01 per share, of Outlet Communications, Inc. (the "Corporation") and the registration of such transfer on the books of the Corporation, the Transferee and the Corporation agree that, as of the date written below, the Transferee shall become party as a Stockholder to the Outlet Communications, Inc. Stockholders' Agreement dated as of December 10, 1986, as amended, (the "Stockholders' Agreement"). The Transferee agrees to be bound by all of the terms and provisions of the Stockholders' Agreement as though it were an original party thereto. The Transferee acknowledges that, by becoming a party to the Stockholders' Agreement, it may be deemed to be an "affiliate" of the Corporation within the meaning of Rule 144 under the Securities Act of 1933, as amended, and that resales of the Common Stock of the Corporation will be restricted in accordance with Rule 144.

                                       Morristown Memorial Health
                                       Foundation, Inc.
                                       (Name of Transferee)


                                       By: /s/ James F. Quinn
                                          ------------------------
                                          Executive Vice-President



Executed as of the 21st day of September, 1995.

                                       Outlet Communications, Inc.


                                       By:
                                           ------------------------




                                      E-1